Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

June 9, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Independence Realty Trust, Inc.

Request for Acceleration

File No. 333-173391

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Realty Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-173391) and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Washington, D.C. time, on June 10, 2011 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 215-243-9000.

Sincerely,

/S/ JACK E. SALMON

Jack E. Salmon
President and Chief Financial Officer

cc:	Mr. Michael McTiernan

Mr. Jason W. Goode

Ms. Lesley H. Solomon